Exhibit 8.1

Name of company	Rate of ownership and control (direct as well as indirect)		Country of Residence
	%

Elscint ltd.	100.0		Israel

Bea Hotels N.V.	100.0		The Netherlands

Elbit Trade and Retail Ltd.	100.0		Israel

Elbit Ultrasound Netherlands B.V.	100.0		The Netherlands

Plaza Centers NV	68.4		The Netherlands

Insightec Ltd.	60.9	(*)	Israel

Elbit India Real Estate Holding Ltd.	100.0	(**)	Cyprus

(*)	Assuming exercise of options which were granted for par value (NIS 0.01) consideration.

(**)	5% of the shares were allotted to the Company’s vice chairman of the Board following the approval of the Company’s shareholders’ meeting in January 2008.